sunny

🩸22,000+ orders sold to date
💰$850k in pre-order revenue
💸$2.7M in venture backing

IT'S NOT JUST ABOUT NUMBERS, SEE WHAT OUR INVESTORS HAVE TO SAY ⬇



"We are investing in and betting on these two women being able to figure it out"

-Michael Basch, Atento Capital

"We invested in Sunny because they are truly revolutionizing the period product industry... We are proud to support Sunny and their innovative approach to this important issue"



-Kelli Jones, Sixty8 Capital



"While working with Cindy and Drew on their latest capital raise I have been so impressed with their dedication as startup founders. They are carving out a niche in the global period are market."

-Cy Megnin, Elevate Ventures